PROTEONOMIX, INC.

187 Mill Lane

Mountainside, New Jersey 07092

Phone: (973)544-6116

Fax: (973)833-0277

mcohen@proteonomix.com

January 19, 2010

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Laura Crotty, Division of Corporation Finance

Re:

Proteonomix, Inc.

Registration Statement on Form 10

Filed August 4, 2009

File No. 000-53750

This letter is written in response to your comment letter dated December 17, 2009 and contains the comments and responses to each comment. We understand that you may have additional comments after reviewing our amendment and responses to your comments. The submission of the amendment on EDGAR contains a correspondence file containing this letter. I will also send you a marked-up edit file by mail of the amendment to facilitate your review as well as a printed version of this response letter by overnight delivery.

Form 10-12 G/A filed December 4, 2009

1.

General

We note your response to our prior comment and advise you that the supplemental support provided as the basis for numerous statements about the efficacy of Matrix NC-138 in the filing is not sufficient. We do not consider the white paper, which appears to be a marketing tool prepared by the company's CEO, President and Chairman of the Board, to be an objective unbiased source.

The white paper, in and of itself, does not represent independent verification of the claims made about your product. Nor does it appear that this paper has been subject to independent scrutiny, as would a publication appearing in a peer-reviewed academic or scientific periodical. Accordingly, please delete the following statements from the filing:

• "Further, our protein molecules form a complex structure that enhances skin firmness and elasticity and delivers essential complexes that assist in the support of cells found in human tissues. We have found that Matrix NC 138, when combined with our carrier agents and applied to the skin surface, penetrates the outer epidermal layer. Once within the extracellular matrix environment of the skin, the components enhance the production of type 4 collagen in the skin, helping to reduce the appearance of superficial wrinkles." (Page 9)

• "We and our subsidiary, Proteoderm, conducted tests of the efficacy of our cosmeceutical kit on a dozen women and have found that our kit removed age lines in the faces and under the eyes of each person we tested." (Page 9)

• "The results were that the Matrix NC-138 induced collagen production by more than 300% in aged fibroblasts." (Page 9)

• "In addition, it was demonstrated that Matrix NC-138 rejuvenates skin cells." (Page 9)

• "Matrix NC-138 extended the longevity of keratinocytes and fibroblasts." (Page 9)

• "The results were that Matrix NC-138 reduces both deep and subtle wrinkles.. .It was observed that Matrix NC-138 led to a refinement of the skin texture and contributed to a youthful look. Additionally,

Matrix NC-138 increased moisture content of the skin. The moisture content was clearly improved compared to placebo control after four weeks of application." (Page 9)

Alternatively, you should revise your disclosure regarding Matrix NC-I 38 to provide a balanced discussion that makes clear that your research, data and conclusions regarding this product have not been independently verified, that the merits of your claims have not been subject to independent evaluation by experts in the field, that the results of your efficacy tests were based on observations of only twelve volunteers and have not yet been replicated, and that there are no established standards for test procedures, methodology or documentation by which companies marketing cosmeceuticals must adhere before making claims about their products' efficacy.

The registrant has eliminated all the above representations.

The following statement is contained in the present filing:

“On the basis of the in vivo studies, we believe that our cosmeceutical refines skin texture and gives suppleness to the skin thus contributing to a youthful look. However, the research, data and conclusions regarding our cosmeceutical have not been independently verified and the merits of our claims have not been subject to independent evaluation by experts in the cosmeceutical field. The results of our efficacy tests have based on observations of only twelve volunteers and have not yet been replicated. In addition, there are no established standards for test procedures, methodology or documentation by which companies marketing cosmeceuticals must adhere before making claims about their products' efficacy.”

2.

 With respect to your statements about your growth platforms, it does not appear that you have provided the supplemental documentation we requested that substantiates the following

•

"...ES-400 grown cells show less than 1% destructive tumor formation in progressive generations. (Page 13)

•

By contrast, current competitors' stem cell lines demonstrate an 80% probability of destructive tumor formation in successive generations." (Page 13)

•

"CB-500 enhances the rate of growth of a stem cell colony." (Page 13)

Therefore, please supplementally provide support for these statements or delete them from the registration statement.

The above statements have been eliminated from the current filing.

3.

In response to our prior comment 1, we also note that you have modified your disclosure to read: "In the next few years, we anticipate that treatments based on stem cells ... will be used for patients to treat different ailments ..." Please replace the phrase "next few years" with "future" or some other non-specific timeframe unless you have reason to believe that these treatments will be available in the near future. If so, please provide substantiation for this belief. We note that the page from the University of Miami website that you have submitted supplementally makes no such claim about the date of availability of these treatments, only that preliminary experimental and clinical trials have yielded promising results.

The statement commencing “In the next few years” has been replaced with “In the future.”

4.

Please explain why you anticipate that the combination of your Platform ES-400 with E.S.E.F. 99 will reduce the possibility of Aneuploid cell cultures in progressive generations of stem cells where discussed on page 13.

The present filing contains the following language:

E.S.E.F. 99 filters abnormal cells which are formed during the process of separation of progressive stem cells grown on traditional media. Thus, we anticipate that stem cells grown on the ES-400 Platform will achieve the same positive results as stem cells grown on other platforms.

The filing continues that further testing is needed to confirm management’s belief and that the registrant cannot guarantee the stated results.

Item 1. Business, page 2

5.

Please define "recall bias" where used on page 4 of the filing.

Recall bias is defined in the present filing as results that are reproducible and are free from the bias of the investigator in the current filing.

6.

We note the following statement on page 5: "These technologies have been licensed to us in perpetuity." Please revise this statement to specifically state the identity of the licensor(s) of the cell surface markers and methods for their isolation. As written, it is unclear whether the technologies were licensed to the company by Michael Cohen alone, to others or to Mr. Cohen together with additional parties.

The filing now states the technologies were licensed from Mr. Cohen as sole inventor.

7.

We note also that Exhibit 10.27, which concerns the July 1, 2009 assignment of technologies and patent applications by Michael Cohen to the company, does not include Appendix A. Accordingly; it is not possible for us to verify which technologies are covered by this agreement. Please be advised that you are required to file all appendices, attachments, schedules, etc. to your exhibits filed under Item 601 of Regulation S-K. Please file Appendix A to Exhibit 10.27, as well as any other appendices, attachments, schedules, etc. to your exhibits that you have may have omitted.

Appendix A has been added to Exhibit 10.27 in the current filing as requested as a new exhibit.

8.

We note your response to our prior comment 8 and advise you that the paragraph included in your response which begins "The license provides that research and development as well as funding..." has not been included in the filing under the FlexPak-5 table. Please revise your filing to include this paragraph in the same place as it appears in your response letter.

The language was inadvertently omitted and has been inserted in the current filing as follows:

Product                                                             Patent Application #

FlexPak-5                                                                   11-03811

The license provides that research and development as well as funding and patent obligations are the responsibility of the licensee. No fees have been paid to date and no royalties will be paid to Mr. Cohen. No potential payments, whether milestone or otherwise, will be made under this license agreement. Term is perpetual unless we become bankrupt or make an assignment for creditors, in which event all rights revert to Mr. Cohen.

9.

We note your response to our prior comment 10. Your revised disclosure indicates that when Dr. McNiece left Johns Hopkins University in 2007, the company began working with the University of Miami on the expansion of cord blood stem cells, the production of Matrix NC-138 and isolation of specific cells to be used in cardiological therapeutics. However, the only agreement that has been filed that relates to the relationship between the company and the University of Miami is the May 27, 2008 Fee for Services Agreement with the University's Interdisciplinary Stem Cell Institute. Please confirm that this is the only agreement, whether written or oral, that governs the parties' relationship.

The present filing describes and attaches as an exhibit an exclusive license agreement with Ian McNiece dated October 29, 2007 and a research agreement with the University of Miami dated January 31, 2008

The present filing states as follows:

On October 29, 2007, we entered into an exclusive license agreement with Ian McNiece to become Chief Scientific Officer and with him to license the ex vivo umbilical cord expansion technology to our subsidiary, National Stem Cell, Inc. for which  he would receive250,000 shares of our common stock (25,000 shares post split). Further, upon the completion of a Phase II trial, Dr. McNiece would receive an additional 250,000 shares (25,000 post split). In addition, Dr. McNiece would receive $50,000 at the initiation of the Phase II FDA trial and upon the receipt of granting approval for marketing of the ex vivo expansion technology, he would receive a payment of $150,000 and 1.5% of net sales.

On January 31, 2008, we entered into an agreement with University of Miami to continue research into ex vivo umbilical cord blood expansion technology. The agreement has been extended orally and now terminates January 30, 2011. We paid $75,000 of $118,000 due University of Miami, the remainder due upon completion of the project which is not anticipated until the last quarter of 2010.

10.

We note your response to our prior comment 11 and the revised disclosure that you have provided in the registration statement. Please remove the excerpt from ViaCord LLC's website that appears on page 6. We have no objection to retaining some form of the statement derived from the New England Journal of Medicine concerning the rejection rate of transplants using cord blood, but the remainder of the excerpt is not relevant to the discussion of your technology and may confuse readers. Nor is it responsive to our request for substantiation of your statement about the anticipated rejection rate of transplanted islet cells.

The present filing removes the excerpt from ViaCord’s website; and reference to the New England Journal of Medicine has also been removed.

11.

We note your response to our prior comment 14. It does not appear that you have revised your disclosure on page 16 to be consistent with your disclosure on page 7 as previously requested. Please reconcile your estimates of funding needs on page 7 with the estimates you provide at the top of page 16. In addition, please disclose the funding you will require for the remainder for 2009 and 2010 for research and development related to the development of your islet cells technology.

The present filing reconciles the numbers and makes additional changes to disclosure as follows in previous page 16:

For development of our islet cells, in conjunction with academic institutions, we anticipate that we will need substantial funding for the continuation of our pre-clinical research and development in 2010 in the approximately amount of $5 million; Phase I of approximately $3 million; Phase II $20 million; and phase III $100 million.

12.

We note your response to our prior comment 15. Please revise your disclosure to state whether or not the company is a member of the Personal Care Products Council and, if so, whether it is an active member or an associate member. If the company is not a member, please revise your disclosure to state how the PCPC affects the company's operations and why disclosure about the PCPC is relevant.

The PCPC is a source of relevant information. The present filing discloses that the registrant has applied for active membership and expects to be a member shortly. Disclosure about the PCPC has been appropriately abbreviated.

13.

Please revise to clarify how the PCPC is a self-regulatory organization if it does not regulate .

The present filing removes references to the PCPC as a self-regulatory organization and clarifies that the PCPC does not regulate.

14.

Please summarize the safety practices formalized by the Consumer Commitment Code, clarify whether the PCPC requires its members to comply with this code and state whether your company follows the code.

The present filing formalizes disclosure about the Consumer Commitment Code. Disclosure in the present filing now reads:

We have applied to the PCPC. As a member, we intend to follow the code although there is no penalty for failure to following its provisions.

The following principles constitute the Personal Care Products Council Consumer Commitment Code:

A company should market cosmetic products only after ensuring that every ingredient and finished product has been substantiated for safety and concentrating whether through the CIR or other appropriate data and information, including adverse events, should be available for inspection by the FDA and should file timely reports with the FDA regarding manufacturing and ingredient usage and should maintain a safety information summary of ingredient and product safety information.

15.

We note the following statement on page 10: "We are preparing an application to the CIR for our proprietary Matrix NC-138. All other ingredients are on the approved list." Please revise your disclosure to explain what the "approved list" is and to be more specific about which ingredients are currently on this list.

The approved list contains materials which are known by the CIR to be safe.

The inactive ingredients of our cosmeceutical including water, a sun block, oils, thickening agents, moisturizers, fragrances are on the approved list.

16.

Please explain the nature and scope of the assessment the CIR will undertake once you have submitted your application for Matrix NC-138, how long this safety assessment will take to complete and the consequences should the CIR issue a negative assessment of Matrix NC-138. Please also clarify whether a safety assessment by the CIR is required to commercialize cosmetics in the U.S.

The CIR analysis will take about six months. The present filing clarifies that a safety assessment by the CIR is not required to commercialize cosmetics for sale in the United States or other countries. In the unlikely event that the CIR comes up with a negative assessment the registrant will work with the CIR to clear its ingredient for CIR approval

17.

We note the following statement on page 15: "We have sufficient funds to manufacture and package the raw material for our kits." Please revise this statement to indicate how long you believe you will have sufficient funds to manufacture and package the raw materials, for how many kits and the source of your funding.

The present filing discloses that the source of the funds to manufacture and package the raw materials for ten thousand cosmeceutical kits came from Michael Cohen, President on a non-interest-bearing loan basis.

18.

We also note your statement on page 8 that your reinstated agreement with China Biopharma and Sinoquest requires that you produce and sell cosmeceutical kits in the United States. Please clarify the quantities of these kits you are required to produce and sell in the United States and any other terms specified by China Biopharma and Sinoquest.

The present filing discloses that the registrant’s subsidiary, Proteoderm, must sell one thousand units in the United States. As there are no other terms which differ from present disclosure, no other changes have been made.

19.

We note your response to our prior comment 20 and advise you that the current filing does not contain a clarification that the Sperm and Embryo Bank of New Jersey and BioGenetics Corporation are under common control. Please revise your disclosure to make this clarification.

The present filing discloses the common control of the Sperm and Embryo Bank of New Jersey and BioGenetics.

20.

We note your response to our prior comment 21 and advise you that the current filing does not state by which New York and New Jersey agencies the facilities are licensed. Please revise your disclosure to name the agencies that provide licenses to the Sperm Bank of New York, or, in the alternative, delete your statement that SBY is licensed. In addition, state whether SBNY is certified to receive Medicare and Medicaid payments.

Present disclosure indicates that the sperm bank is licensed by the Departments of Health of New York State and New Jersey

SBNY is not certified to receive Medicare and Medicaid payments; and this fact is now stated in the filing.

21.

We note your response to our prior comment 22 and advise you that you have not discussed in greater detail the medical and ethical standards set forth by the American Society for Reproductive Medicine. We reissue this portion of the comment.

Our sperm bank is not a member of the American Society for Reproductive Medicine and the American Association of Tissue Banks. Disclosure relating to guidelines of the ASRM and AATB are limited to the avoidance of multiple births.

22.

We note that you have deleted the definition of CLIA from the filing. Please reinstate this definition on page 4 where CLIA is first discussed.

The definition of CLIA has been restored in the present filing.

23.

In our prior comment 25 we asked that you clarify that, if true, the term "diversification" used in your discussion on page 12 is synonymous with the term "differentiation." It does not appear that you have made this clarification; therefore, we reissue this part of the comment.

The present filing removes references to diversification as for clarity purposes as one term should be used consistently throughout.

24.

We note your response to our prior comment 26 and we reissue the comment. With respect to the statement on page 12, "None of them includes a protein such as our patent pending protein which occurs in women during pregnancy," you have not clarified that the protein is Matrix NC-138 and have not explained why it is an advantage to the company that none of its competitors includes this protein.

The protein is identified in the present filing. The filing now continues: “Pending the outcome of further testing of our cosmeceutical, we are not claiming that our cosmeceutical has more advantageous anti-aging properties than others which use other others which use other approaches.”

25.

We note your response to our prior comment 27 and advise you that we disagree with your conclusion that companies offering anti-aging cosmetics are not direct competitors of the company. If you mean that you are not aware of any companies that have cosmeceutical technologies similar to the ones you are developing, then state this clearly and remove your statement that you have no direct competitors.

The present filing removes the statement that there are no direct competitors and substitutes a statement that the registrant is unaware of any companies with cosmeceutical technologies similar to the ones being developed by the registrant.

Item 2.

Financial Information, page 16

26.

We note the following statement on page 17 of the filing: "We have developed sufficient technology patent applications including a medium and scaffolding for enhancing the growth of stem cells, a growth platform for stem cells, a unique cord blood banking cryopreservation bag and cosmetic products utilizing a secreted matrix derived from stem ceIls." Please explain what you mean by "a sufficient technology patent applications."

The typographical error has been corrected and the subject paragraph in the revised filing reads as follows:

"We have developed technologies embodied in patent applications, including a medium and a scaffolding, for enhancing the growth of stem cells, a growth platform for stem cells, a unique cord blood banking cryopreservation bag and cosmetic products utilizing a secreted matrix derived from stem cells. We have developed some of our intellectual property utilizing our management and advisory team in conjunction with third party universities and research centers. We have concentrated on our cosmeceutical treatment based on our licensed technology. In fiscal 2008, we completed the development of our cosmeceutical products and we anticipate sales to begin in the first quarter of 2010.”

27.

We note your response to our prior comment 31. Please revise your disclosure to include the explanation of the professional, consulting and marketing fees provided in your response letter, where appropriate in the filing.

We have revised our disclosures in Item 2 to include the explanation of professional, consulting and marketing fees for 2008 and 2009.

Item 4.

Security Ownership and Certain Beneficial Owners and Management page 22

28.

We note your response to our prior comment 32 and your statement that Dr. McNiece has been added to the other tables in the filing, not including the beneficial ownership table; however, you have not added Dr. McNiece to the Summary Compensation Table or the Outstanding Equity Awards at Fiscal Year End Table. Please revise each table accordingly.

Dr. McNiece has been added to the Summary Compensation Table and the Outstanding Equity Awards table in the present filing.

29.

We note that footnote 4 to the Beneficial Ownership table on page 43 contains the phrase "check numbers" at the end of the sentence. Please delete this phrase.

The typographical error has been deleted.

Item 6.

Executive Compensation, page 27

30.

We note your response to our prior comment 34 and we reissue the comment. The typographical error has not been corrected in the filing.

The typo ($250.000) has been corrected.

31.

We note your response to our prior comment 36 and the following statements on page 27 of the filing:

•

"Pursuant to the agreement, Mr. Cohen is entitled to an annual bonus of no less than 30% of the base salary, such bonus to be based on the achievement of milestones to be established each year by the Board of Directors."

•

As of December 31, 2008, Mr. Cohen has not earned a bonus except for the bonus stipulated in his employment agreement as none of the milestones adopted by the Board of Directors have been met."

•

"Mr. Cohen's minimum bonus of $75,000 per annum has not been paid and has accrued."

The first bullet point above states that the bonus under the employment agreement will not be paid unless milestones are met. However, the second bullet point indicates that none of the milestones were met, but still contains the clause "except for the bonus stipulated in his employment agreement," as if there is another bonus not contingent on the performance of milestones defined in the employment agreement. Finally, the third bullet point states that the minimum bonus of $75,000 per annum has accrued, even though the milestones have not been achieved by Mr. Cohen. Please revise each of these statements to clarify exactly what bonus opportunities are available to Mr. Cohen both under his employment agreement and otherwise and why $75,000 per annum is being accrued if he has not achieved the milestones set by the board of directors.

The word milestone was inadvertently used and language has been changed to read:

The Board of Directors shall increase the Basic Compensation based upon the performance of the Company and Mr. Cohen.

The sentence "As of December 31, 2008, Mr. Cohen has not earned a bonus except for the bonus stipulated in his employment agreement as none of the milestones adopted by the Board of Directors have been met" has been removed from the current filing.”

In addition, that section describes an amendment to Mr. Cohen’s employment agreement which had been orally understood and which memorializes the milestones in Mr. Cohen’s employment.

Exhibits, page 34

32.

We note the inclusion of Exhibits 10.1, 10.6, 10.8 and 10.9 in your exhibit index; however, these agreements are not discussed in the filing. Please provide a brief description of each agreement where appropriate and discuss the material terms of each.

A description of each exhibit is contained in the present filing under the heading “Consulting Agreements.”

33.

We note your response to our prior comment 44 and advise you that your revised footnote incorrectly states that the Form 10 was filed on August 10, 2009 rather than August 4, 2009. Please revise.

The instant filing states that the Form 10 was filed on August 4, 2009.

Consolidated Financial Statements at September 30, 2009 Notes to Consolidated Financial Statements

General

34.

We note your reference to the company's therapeutic agents as "clinical stage" throughout the notes to the financial statements. As you do not currently have any products or therapies in the clinical stage, please revise this phrase to "pre-clinical stage" in all places in which it appears.

In the present filing, “pre-clinical” has been inserted rather than “clinical” in the financial statements.

Note 5—Promissory Notes, page F-18

35.

We note your response to our prior comment 40. Please further revise your disclosure in this section to state when you anticipate curing the default on the promissory notes and when you plan to satisfy your obligations thereunder.

Disclosure now reads: “We are currently negotiating with the promissory note holders and anticipate that within the first two quarters of 2010 we will achieve resolution of this issue. We cannot give any assurance that these negotiations will be successful.”

Note 8—Commitments, page F-19

36.

We note that you have revised the first sentence under the Employment Agreements heading of Note 8 to refer to an agreement with a "senior officer" rather than stating that the agreement is with the president/CEO of the company. Please revise to reinstate the reference to Mr. Cohen.

Note 8 has been revised to name Mr. Cohen as the senior officer and provide his specific titles.

Note 9—Stockholders' Equity (Deficit), page G-20

37.

To help us evaluate your response to prior comment 41, please revise your disclosure to include the following information, in tabular form, for equity instruments granted during the periods presented, including any options, warrants, and preferred stock:

•

For each grant date, the number of options, warrants, or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, for each option, warrants or shares granted;

•

Whether or not the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective;

•

If the valuation specialist was a related party or the board of directors, please state that fact; and

•

Discuss each significant factor contributing to the difference between the fair value as of the date of each grant and current estimated fair value.

The Board resolution has been attached as Exhibit 10.27 as further explanation to our prior comment 41.

Please see tabular forms under Note 9 which detail preferred stock; common stock; stock options and warrants as they relate to grant date, number of options, warrants, the exercise price and fair value of common stock for the Financial Statements ending 12/31/08 and 12/31/07 and 09/30/09 and 1212/31/08.

All valuations were contemporaneously done by the Board of Directors.

We have addressed the factors contributing to the difference between fair value as of the date of each grant and the current estimated fair value by stating in Item 9 that the volatility of the price of our stock reflects market conditions versus any significant positive or negative business factor.

SIGNATURE PAGE

We appreciated the expedition with which you responded to our letter and second amendment. We would appreciate a rapid turn-around for this amendment also.

Very truly yours,

Proteonomix, Inc.

By:   /s/Michael Cohen

        Michael Cohen

        President